82-34646

SHEARMAN & STERLING

FAX: 212-848-7179
TELEX: 667290 WUI
www.shearman.com

599 LEXINGTON AVENUE
NEW YORK, N.Y. 10022-6069
212 848-4000

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
(212) 848-8092

WRITER'S EMAIL ADDRESS:
jahn@shearman.com

03007925

SUPPL

April 4, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Telefónica Data Perú S.A.A. File No. ~~82-5133~~
Information required pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**"), we are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

On February 24, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed a letter informing CONASEV (*Comisión Nacional Supervisora de Valores)* of (i) the agenda for the Annual Shareholder's meeting to (a) approve the amendment to the by-laws in order to change the Company's name, (b) approve the financial results, (c) approve the directors' compensation, (d) delegate to the Board of Directors the authority to designate the external auditors, and (e) elect the directors; (ii) the Company's annual non-consolidated and consolidated financial statements for the year 2002; and (iii) the 2002 Annual Report.

On March 25, 2003, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed a letter informing CONASEV (*Comisión Nacional Supervisora de Valores)* of the adoption of Standards for Communicating Information to the Marketplace.

dlw 4/14

In accordance with Rule 12g3-2(b)(iv), attached please find Exhibit A identifying the type of information and when and by whom such information is required to be made public pursuant to the recently enacted CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications. This regulation repealed and replaced CONASEV Regulation No. 307-95-EF/94.10 included in the exhibit to a letter furnished to the SEC pursuant to Rule 12g3-2(b) on December 5, 2000.

The information contained in or accompanying this letter is being furnished pursuant to paragraph (b)(1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information will constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or require any further information, please do not hesitate to call Antonia E. Stolper at (212) 848-5009 or me at (212) 848-8092. Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Janey J. Ahn

EXHIBIT A

Information that the Company will furnish to the SEC each year as required by (A), (B), or (C) of subparagraph (b)(1)(i) of Rule 12g3-2, promptly after the Company has made or is required to make such information public pursuant to Peruvian law of to the rules and regulations of the* Comisión Nacional Supervisora de Empresas y Valores *(the Peruvian securities commission or "CONASEV") and the* Bolsa de Valores de Lima *(the Lima stock exchange or "BVL").

Required Information	Required Date of Release	Source of Requirement[1]
Key Events: Acts, events, decisions and agreements that can affect the issuer and its businesses.[2]	A letter communicating these events must be filed before CONASEV, the business day after the occurrence of the event or the act, before 5:00 p.m.	CONASEV pursuant to Peruvian Capital Markets Law and Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Article 4, 1.
Key Events: Information that can directly or significantly affect the determination of the price, offering or negotiation of the stock.	A letter communicating these events must be filed before CONASEV, the business day after the occurrence of the event or the act, before 5:00 p.m.	CONASEV pursuant to Peruvian Capital Markets Law and Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10 Article 4, 2.
Key Events: Any information required to be presented and presented to investors in connection with a foreign offering.	A letter communicating these events must be filed before CONASEV, the business day after the occurrence of the event or the act, before 5:00 p.m.	CONASEV pursuant to Peruvian Capital Markets Law and Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Article 4, 3.
Other Communications: Any press releases, media	A letter communicating these events must be filed before	CONASEV pursuant to Peruvian Capital Markets Law

[1] CONASEV Resolution No. 107-2002-EF/94.10 repealed and replaced CONASEV Regulation No. 307-95-EF/94.10 which was previously furnished to the SEC pursuant to Rule 12g3-2(b)(iv) on December 5, 2000.

[2] Annex I includes a list of events that are considered key events, among those listed are: labor strikes, introduction of new products, variations in working capital, changes in accounting policies, investment plans, participations in ADR programs, modifications of bylaws, increases or reductions in capital stock, mergers, spin-offs, elections of directors and shareholder's meetings.

communications, presentations to analysts or investors, in which information relevant to the general development of the issuer or its industry, regardless of whether it constitutes a Key Event or has already been communicated to CONASEV.	CONASEV, the business day after the release of the information or the event, before 5:00 p.m.	and Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Article 16.